Exhibit 99.1

Unaudited Attributed Financial Information for Tracking Stock Groups

The information herein relates to Liberty Interactive Corporation and its controlled subsidiaries (collectively “Liberty,” the “Company,” “Consolidated Liberty,” “us,” “we,” or “our” unless the context otherwise requires).

The following tables present our assets and liabilities as of December 31, 2017 and 2016 and revenue, expenses and cash flows for the three years ended December 31, 2017, 2016 and 2015. The tables further present our assets, liabilities, revenue, expenses and cash flows that are attributed to the QVC Group and the Ventures Group, respectively. The financial information in this Exhibit should be read in conjunction with our consolidated financial statements for the year ended December 31, 2017 included in this Annual Report on Form 10-K.

Our QVC Group common stock is intended to reflect the separate performance of our QVC Group, which, subsequent to the reattribution described in the following paragraph, is comprised of our consolidated subsidiaries, QVC, Inc. (“QVC”), zulily (defined below) (as of October 1, 2015), and HSN, Inc. (“HSNi”) (as of December 29, 2017). Our Liberty Ventures common stock is intended to reflect the separate performance of our Ventures Group which,  consists of our online commerce businesses, Bodybuilding.com, LLC ("Bodybuilding") (through November 4, 2016), CommerceHub, Inc. (then, Commerce Technologies, Inc.) (“CommerceHub”) (through July 22, 2016), Evite, Inc. (“Evite”), and Backcountry.com, Inc. ("Backcountry") (through June 30, 2015) (collectively, the “Digital Commerce” businesses). The Ventures Group also holds ownership interests in FTD Companies, Inc. (“FTD”) and LendingTree, Inc. (“LendingTree”), which we account for as equity method investments; an interest in Liberty Broadband Corporation (“Liberty Broadband”), which we account for at fair value; and investments and related financial instruments in public companies such as Charter Communications, Inc. (“Charter”), ILG, Inc. (“ILG”) and Time Warner Inc. (“Time Warner”), which are accounted for at their respective fair market values.

As discussed in note 2 to the accompanying consolidated financial statements, on October 3, 2014, the QVC Group (referred to as the “Interactive Group” prior to the reattribution) attributed to the Ventures Group its Digital Commerce businesses. In connection with the reattribution, each holder of Liberty Interactive common stock received 0.14217 of a share of the corresponding series of Liberty Ventures common stock for each share of Liberty Interactive common stock held as of the record date, with cash paid in lieu of fractional shares. The distribution date for the dividend was on October 20, 2014, and the Liberty Interactive common stock began trading ex-dividend on October 15, 2014. The Interactive Group is referred to as the QVC Group subsequent to the reattribution. The reattribution of the Digital Commerce businesses is presented on a prospective basis from the date of the reattribution in Liberty’s consolidated financial statements, with October 1, 2014 used as a proxy for the date of the reattribution.

As discussed in note 6 of the accompanying consolidated financial statements, Liberty sold Backcountry on June 30, 2015.  Backcountry is not presented as a discontinued operation as the sale did not represent a strategic shift that had a major effect on Liberty’s operations and financial results.

As discussed in note 5 of the accompanying consolidated financial statements, on October 1, 2015, Liberty acquired all of the outstanding shares of zulily, inc. (“zulily”) (now known as zulily, llc) for consideration of approximately $2.3 billion. zulily is an online retailer offering customers a fun and entertaining shopping experience with a fresh selection of new product styles launched each day.

As discussed in note 6 of the accompanying consolidated financial statements, Liberty completed the split-off (the “Expedia Holdings Split-Off”) of Liberty Expedia Holdings, Inc. (“Expedia Holdings”) on November 4, 2016. Expedia Holdings is comprised of, among other things, Liberty’s former interest in Expedia, Inc. (“Expedia”) and Liberty’s former wholly-owned subsidiary Bodybuilding. The split-off of Liberty’s interest in Expedia represented a strategic shift that had  a major effect on Liberty’s operations, primarily due to one-time gains on transactions recognized as part of the Expedia Holdings Split-Off by Expedia in 2015. Accordingly, Liberty’s interest in Expedia is presented as a discontinued operation. The disposition of Bodybuilding did not have a major effect on Liberty’s historical results nor is it expected to have a major effect on Liberty’s future operations. The disposition of Bodybuilding did not represent a strategic shift in Liberty’s operations. Accordingly, Bodybuilding is not presented as a discontinued operation.

As discussed in note 6 of the accompanying consolidated financial statements, Liberty completed the spin-off (the “CommerceHub Spin-Off”) of its former wholly-owned subsidiary CommerceHub on July 22, 2016.  CommerceHub is not presented as a discontinued operation as the CommerceHub Spin-Off did not represent a strategic shift that had a major effect on Liberty’s operations and financial results.

As discussed in note 5 of the accompanying consolidated financial statements, on December 29, 2017, Liberty acquired the approximate remaining 62% of HSNi it did not already own in an all-stock transaction, making HSNi a wholly-owned subsidiary, attributed to the QVC Group tracking stock group.  HSNi has two operating segments: its televised shopping business (“HSN”), and its catalog retail business (“Cornerstone”). HSNi is an interactive multi-channel retailer that markets and sells a wide range of third party and proprietary merchandise directly to consumers through various platforms including (i) television home shopping programming broadcast on the HSN television networks; (ii) catalogs, consisting primarily of the Cornerstone portfolio of leading print catalogs which includes Ballard Designs, Frontgate, Garnet Hill, Grandin Road and Improvements; (iii) websites, which consist primarily of HSN.com, the five branded websites operated by Cornerstone and joymangano.com; (iv) mobile applications; (v) retail and outlet stores; and (vi) wholesale distribution of certain proprietary products to other retailers.

As discussed in note 2 of the accompanying consolidated financial statements, on April 4, 2017, Liberty entered into an Agreement and Plan of Reorganization (as amended, the “GCI Reorganization Agreement” and the transactions contemplated thereby, the “Transactions”) with General Communication, Inc. (“GCI”), an Alaska corporation, and Liberty Interactive LLC, a Delaware limited liability company and a direct wholly-owned subsidiary of Liberty (“LI LLC”), whereby Liberty will acquire GCI through a reorganization in which certain Ventures Group assets and liabilities will be contributed to GCI Liberty (as defined below) in exchange for a controlling interest in GCI Liberty. Liberty and LI LLC will contribute to GCI Liberty its entire equity interest in Liberty Broadband and Charter, along with, subject to certain exceptions, Liberty’s entire equity interests in LendingTree, together with the Evite operating business and certain other assets and liabilities, in exchange for (i) the issuance to LI LLC of a number of shares of new GCI Liberty Class A Common Stock and a number of shares of new GCI Liberty Class B Common Stock equal to the number of outstanding shares of Series A Liberty Ventures common stock and Series B Liberty Ventures common stock outstanding on the closing date of the Contribution, respectively, (ii) cash and (iii) the assumption of certain liabilities by GCI Liberty (the “Contribution”).

Liberty will then effect a tax-free separation of its controlling interest in the combined company (which has since been renamed GCI Liberty, Inc. (“GCI Liberty”)) to the holders of Liberty Ventures common stock, distributing one share of the corresponding class of new GCI Liberty common stock for each share of Liberty Ventures common stock held, in full redemption of all outstanding shares of such stock, leaving QVC Group common stock as the only outstanding common stock of Liberty. On the business day prior to the Contribution, holders of reclassified GCI Class A Common Stock and reclassified GCI Class B Common Stock each will receive (i) 0.63 of a share of new GCI Liberty Class A Common Stock and (ii) 0.20 of a share of new GCI Liberty Series A Cumulative Redeemable Preferred Stock (the “GCI Liberty preferred stock”) in exchange for each share of their reclassified GCI stock. The exchange ratios were determined based on total consideration of $32.50 per share for existing GCI common stock, comprised of $27.50 per share in new GCI Liberty Class A Common Stock and $5.00 per share in newly issued GCI Liberty preferred stock, and a Liberty Ventures reference price of $43.65 (with no additional premium paid for shares of reclassified GCI Class B Common Stock). The GCI Liberty Series A preferred stock will accrue dividends at an initial rate of 5% per annum (which would increase to 7% in connection with a future reincorporation of GCI Liberty in Delaware) and will be redeemable upon the 21st anniversary of the closing of the Transactions.

At the closing of the Transactions, Liberty will reattribute certain assets and liabilities from the Ventures Group to the QVC Group (the “Reattribution”). The reattributed assets and liabilities are expected to include cash, Liberty’s interest in ILG,  FTD, certain green energy investments, LI LLC’s exchangeable debentures, and certain tax benefits. Pursuant to a recent amendment to the GCI Reorganization Agreement, LI LLC’s 1.75% Exchangeable Debentures due 2046 (the “1.75% Exchangeable Debentures”) will not be subject to a pre-closing exchange offer and will instead be reattributed to the QVC Group, along with (i) an amount of cash equal to the net present value of the adjusted principal amount of such 1.75% Exchangeable Debentures (determined as if paid on October 5, 2023) and stated interest payments on the 1.75% Exchangeable Debentures to October 5, 2023 and (ii) an indemnity obligation from GCI Liberty with respect to any payments made by LI LLC in excess of stated principal and interest to any holder that exercises its exchange right under the terms of the debentures through October 5, 2023. The cash reattributed to the QVC Group will be funded by available cash attributed to Liberty’s Ventures Group and the proceeds of a margin loan facility attributed to the Ventures Group in an initial principal amount of $1 billion. Within six months of the closing, Liberty, LI LLC and GCI Liberty will cooperate with, and reasonably assist each other with respect to, the commencement and consummation of a purchase offer (the “Purchase Offer”) whereby LI LLC will offer to purchase, either pursuant to privately negotiated transactions or a tender offer, the 1.75% Exchangeable Debentures on terms and conditions (including maximum offer price) reasonably acceptable to GCI Liberty. GCI Liberty will indemnify LI LLC for each 1.75% Exchangeable Debenture repurchased by LI LLC in the Purchase Offer in an amount equal to the difference between (x) the purchase price paid by LI LLC to acquire such 1.75% Exchangeable Debenture in the Purchase Offer and (y) the sum of the amount of cash reattributed with respect to such purchased 1.75% Exchangeable Debenture in the Reattribution plus the amount of certain tax benefits attributable to such 1.75% Exchangeable Debenture so purchased. GCI Liberty’s indemnity obligation with respect to payments made upon a holder’s exercise of its exchange right will be eliminated as to any 1.75% Exchangeable Debentures purchased in the Purchase Offer.

Liberty will complete the Reattribution using similar valuation methodologies to those used in connection with its previous reattributions, including taking into account the advice of its financial advisor. The Transactions are expected to be consummated on March 9, 2018, subject to the satisfaction of customary closing conditions. Simultaneous with that closing, QVC Group common stock will become the only outstanding common stock of Liberty, and thus QVC Group common stock will cease to function as  a tracking stock and will effectively become regular common stock, and Liberty will be renamed Qurate Retail Group, Inc., with QVC, HSNi and zulily as wholly-owned subsidiaries.

Notwithstanding the following attribution of assets, liabilities, revenue, expenses and cash flows to the QVC Group and the Ventures Group, our tracking stock structure does not affect the ownership or the respective legal title to our assets or responsibility for our liabilities. We and our subsidiaries are each responsible for our respective liabilities. Holders of QVC Group common stock and Liberty Ventures common stock are holders of our common stock and are subject to risks associated with an investment in our company and all of our businesses, assets and liabilities. The issuance of QVC Group common stock and Liberty Ventures common stock does not affect the rights of our creditors or creditors of our subsidiaries.

SUMMARY ATTRIBUTED FINANCIAL DATA

QVC Group

	December 31, 2017	December 31, 2016
	amounts in millions
Summary balance sheet data:
Current assets	$3,582	2,642
Investments in affiliates, accounted for using the equity method	$40	224
Intangible assets not subject to amortization, net	$10,982	9,325
Total assets	$17,237	14,357
Long-term debt, including current portion	$6,703	6,375
Deferred tax liabilities	$994	1,116
Attributed net assets	$6,819	4,860

	Years ended December 31,
	2017	2016	2015
	amounts in millions
Summary operations data:
Revenue	$10,381	10,219	9,169
Cost of sales	(6,789)	(6,642)	(5,847)
Operating expenses	(648)	(653)	(620)
Selling, general and administrative expenses (1)	(1,088)	(1,063)	(875)
Acquisition and restructuring charges	(35)	—	—
Depreciation and amortization	(721)	(850)	(657)
Operating income (loss)	1,100	1,011	1,170
Interest expense	(293)	(289)	(283)
Share of earnings (losses) of affiliates, net	38	42	55
Realized and unrealized gains (losses) on financial instruments, net	—	2	42
Gains (losses) on transactions, net	409	—	—
Other income (expense), net	(3)	42	(6)
Income tax benefit (expense)	3	(297)	(304)
Net earnings (loss)	1,254	511	674
Less net earnings (loss) attributable to noncontrolling interests	46	38	34
Net earnings (loss) attributable to Liberty Interactive Corporation shareholders	$1,208	473	640

(1)	Includes stock-based compensation of $97 million, $75 million and $60 million for the years ended December 31, 2017, 2016 and 2015, respectively.

SUMMARY ATTRIBUTED FINANCIAL DATA (Continued)

Ventures Group

	December 31, 2017	December 31, 2016
	amounts in millions
Summary balance sheet data:
Cash and cash equivalents	$573	487
Investments in available-for-sale securities and other cost investments	$2,360	1,918
Investments in affiliates, accounted for using the equity method	$269	357
Investment in Liberty Broadband measured at fair value	$3,635	—
Intangible assets not subject to amortization, net	$29	29
Long-term debt, including current portion	$1,846	1,667
Deferred tax liabilities	$1,809	2,520
Attributed net assets (liabilities)	$3,165	1,912

	Years ended December 31,
	2017	2016	2015
	amounts in millions
Summary operations data:
Revenue	$23	428	820
Cost of sales	—	(266)	(546)
Operating expenses	(11)	(54)	(79)
Selling, general and administrative expenses (1)	(65)	(127)	(203)
Depreciation and amortization	(4)	(24)	(46)
Operating income (loss)	(57)	(43)	(54)
Interest expense	(62)	(74)	(77)
Share of earnings (losses) of affiliates, net	(238)	(110)	(233)
Realized and unrealized gains (losses) on financial instruments, net	618	1,173	72
Gains (losses) on transactions, net	1	9	110
Other, net	10	89	20
Income tax benefit (expense)	961	(301)	119
Earnings (loss) from continuing operations	1,233	743	(43)
Earnings (loss) from discontinued operations, net of taxes	—	20	280
Net earnings (loss)	1,233	763	237
Less net earnings (loss) attributable to noncontrolling interests	—	1	8
Net earnings (loss) attributable to Liberty Interactive Corporation shareholders	$1,233	762	229

(1)	Includes stock-based compensation of $26 million, $22 million and $67 million for the years ended December 31, 2017, 2016 and 2015, respectively.

BALANCE SHEET INFORMATION

December 31, 2017

(unaudited)

	Attributed (note 1)
	QVC	Ventures	Consolidated
	Group	Group	Liberty
	amounts in millions
Assets
Current assets:
Cash and cash equivalents	$330	573	903
Trade and other receivables, net	1,719	7	1,726
Inventory, net	1,411	—	1,411
Other current assets	122	3	125
Total current assets	3,582	583	4,165
Investments in available-for-sale securities and other cost investments (note 1)	3	2,360	2,363
Investments in affiliates, accounted for using the equity method (note 1)	40	269	309
Investment in Liberty Broadband measured at fair value (note 1)	—	3,635	3,635
Property and equipment, net	1,340	1	1,341
Intangible assets not subject to amortization	10,982	29	11,011
Intangible assets subject to amortization, net	1,244	4	1,248
Other assets, at cost, net of accumulated amortization	46	4	50
Total assets	$17,237	6,885	24,122
Liabilities and Equity
Current liabilities:
Intergroup payable (receivable)	$51	(51)	—
Accounts payable	1,150	1	1,151
Accrued liabilities	1,097	28	1,125
Current portion of debt (note 1)	17	979	996
Other current liabilities	167	2	169
Total current liabilities	2,482	959	3,441
Long-term debt (note 1)	6,686	867	7,553
Deferred income tax liabilities (note 3)	994	1,809	2,803
Other liabilities	147	95	242
Total liabilities	10,309	3,730	14,039
Equity/Attributed net assets (liabilities)	6,819	3,165	9,984
Noncontrolling interests in equity of subsidiaries	109	(10)	99
Total liabilities and equity	$17,237	6,885	24,122

BALANCE SHEET INFORMATION

December 31, 2016

(unaudited)

	Attributed (note 1)
	QVC	Ventures	Consolidated
	Group	Group	Liberty
	amounts in millions
Assets
Current assets:
Cash and cash equivalents	$338	487	825
Trade and other receivables, net	1,270	38	1,308
Inventory, net	968	—	968
Other current assets	66	2	68
Total current assets	2,642	527	3,169
Investments in available-for-sale securities and other cost investments (note 1)	4	1,918	1,922
Investments in affiliates, accounted for using the equity method (note 1)	224	357	581
Investment in Liberty Broadband measured at fair value (note 1)	—	3,161	3,161
Property and equipment, net	1,131	—	1,131
Intangible assets not subject to amortization	9,325	29	9,354
Intangible assets subject to amortization, net	1,001	4	1,005
Other assets, at cost, net of accumulated amortization	30	2	32
Total assets	$14,357	5,998	20,355
Liabilities and Equity
Current liabilities:
Intergroup payable (receivable)	$113	(113)	—
Accounts payable	789	1	790
Accrued liabilities	684	22	706
Current portion of debt (note 1)	14	862	876
Other current liabilities	160	2	162
Total current liabilities	1,760	774	2,534
Long-term debt (note 1)	6,361	805	7,166
Deferred income tax liabilities (note 3)	1,116	2,520	3,636
Other liabilities	161	(3)	158
Total liabilities	9,398	4,096	13,494
Equity/Attributed net assets (liabilities)	4,860	1,912	6,772
Noncontrolling interests in equity of subsidiaries	99	(10)	89
Total liabilities and equity	$14,357	5,998	20,355

STATEMENT OF OPERATIONS INFORMATION

Year ended December 31, 2017

(unaudited)

	Attributed (note 1)
	QVC	Ventures	Consolidated
	Group	Group	Liberty
	amounts in millions
Total revenue, net	$10,381	23	10,404
Operating costs and expenses:
Cost of retail sales (exclusive of depreciation shown separately below)	6,789	—	6,789
Operating expense	648	11	659
Selling, general and administrative, including stock-based compensation (note 2)	1,088	65	1,153
Acquisition and restructuring charges	35	—	35
Depreciation and amortization	721	4	725
	9,281	80	9,361
Operating income (loss)	1,100	(57)	1,043
Other income (expense):
Interest expense	(293)	(62)	(355)
Share of earnings (losses) of affiliates, net	38	(238)	(200)
Realized and unrealized gains (losses) on financial instruments, net	—	618	618
Gains (losses) on transactions, net	409	1	410
Other, net	(3)	10	7
	151	329	480
Earnings (loss) from continuing operations before income taxes	1,251	272	1,523
Income tax benefit (expense) (note 3)	3	961	964
Net earnings (loss)	1,254	1,233	2,487
Less net earnings (loss) attributable to noncontrolling interests	46	—	46
Net earnings (loss) attributable to Liberty Interactive Corporation shareholders	$1,208	1,233	2,441

STATEMENT OF OPERATIONS INFORMATION

Year ended December 31, 2016

(unaudited)

	Attributed (note 1)
	QVC	Ventures	Consolidated
	Group	Group	Liberty
	amounts in millions
Total revenue, net	$10,219	428	10,647
Operating costs and expenses:
Cost of retail sales (exclusive of depreciation shown separately below)	6,642	266	6,908
Operating expense	653	54	707
Selling, general and administrative, including stock-based compensation (note 2)	1,063	127	1,190
Depreciation and amortization	850	24	874
	9,208	471	9,679
Operating income (loss)	1,011	(43)	968
Other income (expense):
Interest expense	(289)	(74)	(363)
Share of earnings (losses) of affiliates, net	42	(110)	(68)
Realized and unrealized gains (losses) on financial instruments, net	2	1,173	1,175
Gains (losses) on transactions, net	—	9	9
Other, net	42	89	131
	(203)	1,087	884
Earnings (loss) from continuing operations before income taxes	808	1,044	1,852
Income tax benefit (expense) (note 3)	(297)	(301)	(598)
Earnings (loss) from continuing operations	511	743	1,254
Earnings (loss) from discontinued operations, net of taxes	—	20	20
Net earnings (loss)	511	763	1,274
Less net earnings (loss) attributable to noncontrolling interests	38	1	39
Net earnings (loss) attributable to Liberty Interactive Corporation shareholders	$473	762	1,235

STATEMENT OF OPERATIONS INFORMATION

Year ended December 31, 2015

(unaudited)

	Attributed (note 1)
	QVC	Ventures	Consolidated
	Group	Group	Liberty
	amounts in millions
Total revenue, net	$9,169	820	9,989
Operating costs and expenses:
Cost of retail sales (exclusive of depreciation shown separately below)	5,847	546	6,393
Operating expense	620	79	699
Selling, general and administrative, including stock-based compensation (note 2)	875	203	1,078
Depreciation and amortization	657	46	703
	7,999	874	8,873
Operating income (loss)	1,170	(54)	1,116
Other income (expense):
Interest expense	(283)	(77)	(360)
Share of earnings (losses) of affiliates, net	55	(233)	(178)
Realized and unrealized gains (losses) on financial instruments, net	42	72	114
Gains (losses) on transactions, net	—	110	110
Other, net	(6)	20	14
	(192)	(108)	(300)
Earnings (loss) before income taxes	978	(162)	816
Income tax benefit (expense) (note 3)	(304)	119	(185)
Earnings (loss) from continuing operations	674	(43)	631
Earnings (loss) from discontinued operations, net of taxes	—	280	280
Net earnings (loss)	674	237	911
Less net earnings (loss) attributable to noncontrolling interests	34	8	42
Net earnings (loss) attributable to Liberty Interactive Corporation shareholders	$640	229	869

STATEMENT OF CASH FLOWS INFORMATION

Year ended December 31, 2017

(unaudited)

	Attributed (note 1)
	QVC Group	Ventures Group	Consolidated Liberty
	amounts in millions
Cash flows from operating activities:
Net earnings (loss)	$1,254	1,233	2,487
Adjustments to reconcile net earnings to net cash provided by operating activities:
Depreciation and amortization	721	4	725
Stock-based compensation	97	26	123
Share of (earnings) losses of affiliates, net	(38)	238	200
Cash receipts from returns on equity investments	28	1	29
Realized and unrealized (gains) losses on financial instruments, net	—	(618)	(618)
(Gains) losses on transactions, net	(409)	(1)	(410)
Deferred income tax expense (benefit)	(421)	(715)	(1,136)
Intergroup tax allocation	266	(266)	—
Intergroup tax payments	(288)	288	—
Other noncash charges (credits), net	7	3	10
Changes in operating assets and liabilities
Current and other assets	(177)	34	(143)
Payables and other liabilities	182	43	225
Net cash provided (used) by operating activities	1,222	270	1,492
Cash flows from investing activities:
Cash paid for acquisitions, net of cash acquired	22	—	22
Cash proceeds from dispositions of investments	2	1	3
Investment in and loans to cost and equity investees	—	(159)	(159)
Capital expended for property and equipment	(201)	(3)	(204)
Other investing activities, net	(52)	(1)	(53)
Net cash provided (used) by investing activities	(229)	(162)	(391)
Cash flows from financing activities:
Borrowings of debt	2,469	—	2,469
Repayments of debt	(2,618)	(13)	(2,631)
Repurchases of QVC Group common stock	(765)	—	(765)
Withholding taxes on net share settlements of stock-based compensation	(43)	(27)	(70)
Other financing activities, net	(57)	18	(39)
Net cash provided (used) by financing activities	(1,014)	(22)	(1,036)
Effect of foreign currency exchange rates on cash	13	—	13
Net increase (decrease) in cash and cash equivalents	(8)	86	78
Cash and cash equivalents at beginning of period	338	487	825
Cash and cash equivalents at end of period	$330	573	903

STATEMENT OF CASH FLOWS INFORMATION

Year ended December 31, 2016

(unaudited)

	Attributed (note 1)
			Consolidated
	QVC Group	Ventures Group	Liberty
	amounts in millions
Cash flows from operating activities:
Net earnings (loss)	$511	763	1,274
Adjustments to reconcile net earnings to net cash provided by operating activities:
(Earnings) loss from discontinued operations	—	(20)	(20)
Depreciation and amortization	850	24	874
Stock-based compensation	75	22	97
Cash payments for stock-based compensation	—	(92)	(92)
Noncash interest expense	3	9	12
Share of (earnings) losses of affiliates, net	(42)	110	68
Cash receipts from returns on equity investments	28	3	31
Realized and unrealized (gains) losses on financial instruments, net	(2)	(1,173)	(1,175)
(Gains) losses on transactions, net	—	(9)	(9)
(Gains) losses on extinguishment of debt	(1)	7	6
Deferred income tax expense (benefit)	(199)	672	473
Intergroup tax allocation	360	(360)	—
Intergroup tax payments	(301)	301	—
Other noncash charges (credits), net	(33)	(82)	(115)
Changes in operating assets and liabilities
Current and other assets	92	44	136
Payables and other liabilities	(68)	(49)	(117)
Net cash provided (used) by operating activities	1,273	170	1,443
Cash flows from investing activities:
Cash proceeds from dispositions	—	353	353
Investment in and loans to cost and equity investees	—	(86)	(86)
Capital expended for property and equipment	(206)	(27)	(233)
Purchases of short term investments and other marketable securities	—	(264)	(264)
Sales of short term investments and other marketable securities	12	1,162	1,174
Investment in Liberty Broadband	—	(2,400)	(2,400)
Other investing activities, net	(44)	8	(36)
Net cash provided (used) by investing activities	(238)	(1,254)	(1,492)
Cash flows from financing activities:
Borrowings of debt	1,905	1,522	3,427
Repayments of debt	(2,178)	(2,320)	(4,498)
Repurchases of QVC Group common stock	(799)	—	(799)
Withholding taxes on net share settlements of stock-based compensation	(15)	(1)	(16)
Distribution from Liberty Expedia Holdings	—	299	299
Other financing activities, net	(16)	31	15
Net cash provided (used) by financing activities	(1,103)	(469)	(1,572)
Effect of foreign currency exchange rates on cash	(20)	—	(20)
Net cash provided (used) by discontinued operations:
Cash provided (used) by operating activities	—	17	17
Cash provided (used) by investing activities	—	—	—
Cash provided (used) by financing activities	—	—	—
Change in available cash held by discontinued operations	—	—	—
Net cash provided (used) by discontinued operations	—	17	17
Net increase (decrease) in cash and cash equivalents	(88)	(1,536)	(1,624)
Cash and cash equivalents at beginning of period	426	2,023	2,449
Cash and cash equivalents at end of period	$338	487	825

STATEMENT OF CASH FLOWS INFORMATION

Year ended December 31, 2015

(unaudited)

	Attributed (note 1)
			Consolidated
	QVC Group	Ventures Group	Liberty
	amounts in millions
Cash flows from operating activities:
Net earnings (loss)	$674	237	911
Adjustments to reconcile net earnings to net cash provided by operating activities:
(Earnings) loss from discontinued operations	—	(280)	(280)
Depreciation and amortization	657	46	703
Stock-based compensation	60	67	127
Cash payments for stock-based compensation	—	(16)	(16)
Noncash interest expense	6	(1)	5
Share of losses (earnings) of affiliates, net	(55)	233	178
Cash receipts from return on equity investments	22	10	32
Realized and unrealized gains (losses) on financial instruments, net	(42)	(72)	(114)
(Gains) losses on transactions, net	—	(110)	(110)
(Gains) losses on extinguishment of debt	21	—	21
Deferred income tax (benefit) expense	(122)	19	(103)
Intergroup tax allocation	141	(141)	—
Intergroup tax payments	(101)	101	—
Other noncash charges (credits), net	(14)	3	(11)
Changes in operating assets and liabilities
Current and other assets	(245)	8	(237)
Payables and other current liabilities	3	(47)	(44)
Net cash provided (used) by operating activities	1,005	57	1,062
Cash flows from investing activities:
Cash paid for acquisitions, net of cash acquired	(824)	(20)	(844)
Cash proceeds from dispositions	—	271	271
Investments in and loans to cost and equity investees	—	(120)	(120)
Cash receipts from returns of equity investments	200	50	250
Capital expended for property and equipment	(218)	(40)	(258)
Purchases of short term and other marketable securities	(184)	(1,186)	(1,370)
Sales of short term investments and other marketable securities	193	1,166	1,359
Other investing activities, net	(76)	—	(76)
Net cash provided (used) by investing activities	(909)	121	(788)
Cash flows from financing activities:
Borrowings of debt	3,969	589	4,558
Repayments of debt	(3,244)	(567)	(3,811)
Repurchases of QVC Group common stock	(785)	—	(785)
Minimum withholding taxes on net share settlements of stock-based compensation	(25)	(5)	(30)
Other financing activities, net	(4)	(50)	(54)
Net cash provided (used) by financing activities	(89)	(33)	(122)
Effect of foreign currency rates on cash	(3)	—	(3)
Net cash provided (used) by discontinued operations:
Cash provided (used) by operating activities	—	17	17
Cash provided (used) by investing activities	—	(23)	(23)
Cash provided (used) by financing activities	—	—	—
Change in available cash held by discontinued operations	—	—	—
Net cash provided (used) by discontinued operations	—	(6)	(6)
Net increase (decrease) in cash and cash equivalents	4	139	143
Cash and cash equivalents at beginning of period	422	1,884	2,306
Cash and cash equivalents at end period	$426	2,023	2,449

Notes to Attributed Financial Information

(unaudited)

(1)

The QVC Group is comprised of our consolidated subsidiaries, QVC and zulily (as of October 1, 2015),  and HSNi (as of December 29, 2017). As discussed in note 5 of the accompanying consolidated financial statements, on December 29, 2017, Liberty acquired the approximate remaining 62% of HSNi it did not already own in an all-stock transaction making HSNi a wholly-owned subsidiary, attributed to the QVC Group tracking stock group. Accordingly, the accompanying attributed financial information for the QVC Group includes the assets, liabilities, revenue, expenses and cash flows of QVC, HSNi and zulily.  We have also attributed certain of our debt obligations (and related interest expense) to the QVC Group based upon a number of factors, including the cash flow available to the QVC Group and its ability to pay debt service and our assessment of the optimal capitalization for the QVC Group.  In addition, we have allocated certain corporate general and administrative expenses between the QVC Group and the Ventures Group as described in note 2 below.

The QVC Group is primarily comprised of our merchandise-focused televised-shopping programs, Internet and mobile application businesses.  Accordingly, we expect that businesses that we may acquire in the future that we believe are complementary to this strategy will also be attributed to the QVC Group.

The Ventures Group consists of all of our businesses not included in the QVC Group including Evite and interests in Liberty Broadband, LendingTree and FTD and available-for-sale securities Charter and ILG.  Accordingly, the accompanying attributed financial information for the Ventures Group includes these investments, as well as the assets, liabilities, revenue, expenses and cash flows of the Digital Commerce businesses.  In addition, we have attributed to the Ventures Group all of our senior exchangeable debentures (and related interest expense).

Any businesses that we may acquire in the future that we do not attribute to the QVC Group will be attributed to the Ventures Group.

As discussed in note 1 to the accompanying consolidated financial statements, on May 18, 2016, Liberty completed a $2.4 billion investment in Liberty Broadband in connection with the merger of Charter and Time Warner Cable Inc. ("TWC"). The proceeds of this investment were used by Liberty Broadband to fund, in part, its acquisition of $5 billion of stock in the new public parent company of the combined enterprises. Liberty, along with third party investors, all of whom invested on the same terms as Liberty, purchased newly issued shares of Liberty Broadband Series C common stock at a per share price of $56.23, which was determined based upon the fair value of Liberty Broadband's net assets on a sum-of-the parts basis at the time the investment agreements were executed. Liberty's investment in Liberty Broadband was funded using cash on hand and is attributed to the Ventures Group.

For information relating to investments in available for sale securities and other cost investments, investments in affiliates accounted for using the equity method and debt, see notes 8, 9 and 11, respectively, of the accompanying consolidated financial statements.

(2)

Cash compensation expense for our corporate employees will be allocated among the QVC Group and the Ventures Group based on the estimated percentage of time spent providing services for each group.  On a semi-annual basis estimated time spent will be determined through an interview process and a review of personnel duties unless transactions significantly change the composition of companies and investments in either respective group which would require a more timely reevaluation of estimated time spent.  Other general and administrative expenses will be charged directly to the groups whenever possible and are otherwise allocated based on estimated usage or some other reasonably determined methodology.  Amounts allocated from the QVC Group to the Ventures Group was determined to be  $27 million, $38 million and $20 million for the years ended December 31, 2017,  2016 and 2015, respectively.  We note that stock compensation related to each tracking stock group is determined based on actual options outstanding for each respective tracking stock group.

While we believe that this allocation method is reasonable and fair to each group, we may elect to change the allocation methodology or percentages used to allocate general and administrative expenses in the future.

(3)

We have accounted for income taxes for the QVC Group and the Ventures Group in the accompanying attributed financial information in a manner similar to a stand-alone company basis.  To the extent this methodology differs from our tax sharing policy, differences have been reflected in the attributed net assets of the groups.

On December 22, 2017, the U.S. government enacted comprehensive tax legislation commonly referred to as the Tax Cuts and Jobs Act (the “Tax Act”). The Tax Act makes broad and complex changes to the U.S. tax code.  See note 12 to the accompanying consolidated financial statements for more information regarding the impact of the Tax Act.

QVC Group

Income tax benefit (expense) consists of:

	Years ended December 31,
	2017	2016	2015
	amounts in millions
Current:
Federal	$(312)	(403)	(331)
State and local	(18)	(20)	(20)
Foreign	(88)	(73)	(75)
	$(418)	(496)	(426)
Deferred:
Federal	$428	185	101
State and local	(7)	10	14
Foreign	—	4	7
	421	199	122
Income tax benefit (expense)	$3	(297)	(304)

Income tax benefit (expense) differs from the amounts computed by applying the U.S. federal income tax rate of 35% as a result of the following:

	Years ended December 31,
	2017	2016	2015
	amounts in millions
Computed expected tax benefit (expense)	$(438)	(283)	(343)
State and local income taxes, net of federal income taxes	(13)	(4)	(12)
Foreign taxes, net of foreign tax credits	(32)	(9)	(5)
Change in valuation allowance affecting tax expense	(105)	(15)	2
Dividends received deductions	8	7	49
Change in tax rate due to tax reform	442	—	—
Other change in tax rate	(10)	1	(4)
Consolidation of equity investment	138	—	—
Other, net	13	6	9
Income tax benefit (expense)	$3	(297)	(304)

The tax effects of temporary differences that give rise to significant portions of the deferred income tax assets and deferred income tax liabilities are presented below:

	December 31,
	2017	2016
	amounts in millions
Deferred tax assets:
Net operating and capital loss carryforwards	$81	58
Foreign tax credit carryforwards	98	134
Accrued stock compensation	44	45
Other accrued liabilities	19	117
Other future deductible amounts	184	131
Deferred tax assets	426	485
Valuation allowance	(164)	(59)
Net deferred tax assets	262	426

Deferred tax liabilities:
Intangible assets	1,186	1,537
Other deferred tax liabilities	70	5
Deferred tax liabilities	1,256	1,542
Net deferred tax liabilities	$994	1,116

The Company's deferred tax assets and liabilities are reported in the accompanying balance sheet information as follows:

Ventures Group

Income tax benefit (expense) consists of:

	Years ended December 31,
	2017	2016	2015
	amounts in millions
Current:
Federal	$251	363	143
State and local	(5)	8	(6)
Foreign	—	—	1
	$246	371	138
Deferred:
Federal	$838	(629)	(27)
State and local	(123)	(43)	7
Foreign	—	—	1
	715	(672)	(19)
Income tax benefit (expense)	$961	(301)	119

Income tax benefit (expense) differs from the amounts computed by applying the U.S. federal income tax rate of 35% as a result of the following:

	Years ended December 31,
	2017	2016	2015
	amounts in millions
Computed expected tax benefit (expense)	$(95)	(366)	57
State and local income taxes, net of federal income taxes	(13)	(22)	(3)
Change in valuation allowance affecting tax expense	4	(1)	4
Dividends received deductions	2	2	2
Alternative energy tax credits and incentives	85	94	61
Change in tax rate due to tax reform	1,043	—	—
Other change in tax rate	(74)	—	(3)
Other, net	9	(8)	1
Income tax benefit (expense)	$961	(301)	119

The tax effects of temporary differences that give rise to significant portions of the deferred income tax assets and deferred income tax liabilities are presented below:

	December 31,
	2017	2016
	amounts in millions
Deferred tax assets:
Net operating and capital loss carryforwards	$79	65
Accrued stock compensation	7	11
Other future deductible amounts	6	14
Deferred tax assets	92	90
Valuation allowance	(1)	(5)
Net deferred tax assets	91	85

Deferred tax liabilities:
Investments	874	1,069
Intangible assets	2	3
Discount on exchangeable debentures	981	1,404
Deferred gain on debt retirements	43	129
Other deferred tax liabilities	—	—
Deferred tax liabilities	1,900	2,605
Net deferred tax liabilities	$1,809	2,520

Intergroup payable (receivable)

The intergroup balances, at December 31, 2017 and 2016, are primarily a result of timing of tax benefits.

(4)

The QVC Group Stock and the Liberty Ventures Stock have voting and conversion rights under our restated charter.  Following is a summary of those rights.  Holders of Series A common stock of each group is entitled to one vote per share, and holders of Series B common stock of each group are entitled to ten votes per share.  Holders of Series C common stock of each group, if issued, are entitled to 1/100th of a vote per share in certain limited cases and will otherwise not be entitled to vote.  In general, holders of Series A and Series B common stock will vote as a single class. In certain limited circumstances, the board may elect to seek the approval of the holders of only Series A and Series B QVC Group common stock or the approval of the holders of only Series A and Series B Liberty Ventures common stock.

At the option of the holder, each share of Series B common stock will be convertible into one share of Series A common stock of the same group.  At the discretion of our board, the common stock related to one group may be converted into common stock of the same series that is related to the other group.